15025506

COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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SEC FILE NUMBER
8-68330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Core Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 E. State St. Suite 1800
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Levin — 614.485.2500
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last. first. middle name)

600 Superior Ave. East Suite 902	Cleveland	Ohio	44114-2619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2015
REGISTRATIONS BRANCH
12

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

3/18

KH 3/19

OATH OR AFFIRMATION

I, Michael Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Core Financial, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

REGINA G CORVO
Notary Public, State of Ohio
Commission Expires 01-28-2018

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CORE FINANCIAL, LLC
A wholly-owned subsidiary of Core Real Estate Capital, LLC

FINANCIAL STATEMENTS
December 31, 2014

CORE FINANCIAL, LLC
Columbus, Ohio

FINANCIAL STATEMENTS
December 31, 2014

CONTENTS

Report of Independent Registered Public Accounting Firm

Core Financial, LLC
Columbus, Ohio

We have audited the accompanying statement of financial condition of Core Financial, LLC as of December 31, 2014, and the related statements of operations and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Core Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Financial, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information: (1) Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934; and (2) Statement Regarding Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Core Financial, LLC's financial statements. The supplemental information is the responsibility of Core Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP
Crowe Horwath LLP

Cleveland, Ohio
February 27, 2015

CORE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets	
Cash	$ 528,687
Other assets:	
Prepaid expenses	11,564
CRD Fund	4,146
Total other assets	15,710
Total assets	$ 544,397
Liabilities and Member's Equity	
Accrued expenses	$ 53,360
Payable to partners- related party	1,763
Total liabilities	55,123
Member's equity	489,274
Total liabilities and member's equity	$ 544,397

See accompanying notes to financial statements.

CORE FINANCIAL, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2014

Revenue	$ 654,200
Expenses	
Compensation, rent, insurance and other expenses paid to a related party	453,127
Consulting fees	160,060
Professional fees	91,200
FINRA licenses and fees	10,722
Other expenses (refunds), net	3,471
Total expenses	718,580
Net loss	(64,380)
Member's equity – beginning of the year	553,654
Member's equity – end of the year	$ 489,274

See accompanying notes to financial statements.

CORE FINANCIAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (64,380)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease (increase) in assets:	
Prepaid assets	(2,077)
CRD fund	234
Increase in liabilities:	
Accrued expenses	55,123
Net cash provided by operating activities	(11,100)
Cash – beginning of year	539,787
Cash – end of year	$ 528,687

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND OPERATIONS

Core Financial LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) in June 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Capital Partners, LLC (Partners) (formerly known as Core Real Estate Capital LLC) and the Company became a wholly-owned subsidiary.

The Company is a limited broker-dealer whose only business is to act as placement agent for real estate investment syndications mandated by an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Income Taxes: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. All income tax return periods are currently open. As of December 31, 2014, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Statements of Cash Flows: For purposes of reporting cash flows, cash includes demand deposits held by banks.

Recently Issued Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (a new revenue recognition standard)*. The Update's core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2017. The Company is evaluating the effect of adopting this new accounting Update.

NOTE 3 – CASH

The Company maintains its cash in two accounts with two financial institutions, which, at times, may exceed federally insured limits. At December 31, 2014, the cash balance was $528,687 of which $244,415 was not insured.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2014, the Company had net capital of $473,564, which was $468,564 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 11.64%

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Partners. For the year ended December 31, 2014, the expense sharing agreement required payment of $37,760 per month to pay for overhead and administrative costs such as staff payroll, rent, and insurance. The total of expense sharing payments made during 2014 was $453,127. There were related party payables of $1,763 at December 31, 2014.

SUPPLEMENTAL INFORMATION

CORE FINANCIAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014

Computation of Net Capital

Member's equity	$ 489,274
Non-allowable assets: Prepaid expenses	$ 15,710
Net capital	$ 473,564
Total aggregate indebtedness	$ 55,123
Computation of basic net capital requirement (greater of $5,000 and 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 468,564
Percentage of aggregate indebtedness to net capital	11.64%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5A filing as of December 31, 2014.

CORE FINANCIAL, LLC

STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2014

The Company's business is to act as a placement agent for real estate investment syndications. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) as there are "Special Accounts for the Exclusive Benefit of Customers" established and maintained. Therefore, computations of reserve requirements and information related to possession and control are not applicable.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Core Financial, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Core Financial, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Core Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Core Financial, LLC stated that Core Financial, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Core Financial, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Core Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 26, 2015

CORE

CORE FINANCIAL LLC EXEMPTION REPORT

Core Financial LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

(1) Core Financial LLC claimed an exemption from 240.15c3-3 under paragraph (k)(2)(i) of the rule during the period June 1, 2014 through December 31, 2014.

(2) Core Financial LLC met the identified exemption provisions under 240.15c3-3(k)(2)(i) during the period June 1, 2014 through December 31, 2014 without exception.

Core Financial LLC Exemption Report

I, Michael Levin, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Chief Compliance Officer

Date of Report: February 26, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Core Financial, LLC
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Core Financial, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting a difference of $159;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2459*********************MIXED AADC 220
068330 FINRA DEC
CORE FINANCIAL LLC
21 E STATE ST STE 1800
COLUMBUS OH 43215-4232

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL LEVIN 614-485-2500

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (**exclude interest**)		(-0-)
______ Date Paid		
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		-0-
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ -0-
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$______	
H. Overpayment carried forward	$(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CORE FINANCIAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10th day of February, 20 15.

CHIEF COMPLIANCE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No. — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 654,359

7/31/14	10/31/14	12/31/14
299.200	180.400	174.600

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Private Placement Fees - see attached PPM's 654,359

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 654,359

2d. SIPC Net Operating Revenues $ - 0 -

2e. General Assessment @ .0025 $ - 0 -

(to page 1, line 2.A.)